Kenneth J. Rollins

ph (717) 237-6782
fx (717) 231-6676
krollins@rhoads-sinon.com

file no: 9796/17
November 10, 2008
Re: Citizens & Northern Corporation Schedule 14A
Filed October 31, 2008 — File No. 000-16084
VIA FEDERAL EXPRESS
Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Alicia Lam, Staff Attorney
Dear Ms. Lam:
     We are submitting this letter on behalf of our client Citizens & Northern Corporation (the “Registrant”) in response to the Staff’s comments set forth in your letter dated November 7, 2008 (the “Staff Comment Letter”). Enclosed herewith is a complete “clean” amended Schedule 14A (the “Amendment”) and a “blackline” version evidencing the changes made to the original version filed via EDGAR on October 31, 2008 (the “Original Schedule 14A”). Additionally, below please find a narrative response to each of the comments received. Capitalized terms contained herein but not defined herein shall have the meaning assigned to them in the Amendment.
Proposal 1, page 4
1.	Disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.
     As a result of this comment, the Amendment now contains a discussion under Proposal 1 entitled “Use of Proceeds.” Management has not determined specific uses for the proceeds at this time. It is therefore the Registrant’s intention to utilize the proceeds for any legitimate corporate purpose.
2.	Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders.
     In response to this comment, the discussion under Proposal 1 entitled “Possible Effects on Holders of Common Stock” has been supplemented to include under the subheading “Dilutive Effects” a discussion of the dilutive effects of the Registrant’s participation in the Program on the existing common stockholders. As the Commission is aware, “dilution” can have many meanings; however, from a common stockholder’s perspective, dilution is most significant with respect to voting rights, book value per share, and earnings per share.

     As to voting rights, there would be no dilutive effect because the Senior Preferred shares are non-voting, except in very limited circumstances, and the Treasury’s Securities Purchase Agreement to be entered into between the Treasury and the Registrant expressly provides that the Treasury will agree not to exercise any voting rights with respect to common stock issued upon exercise of the Warrants. The Amendment discusses the foregoing under the subheading entitled “Voting Rights.”
     With respect to earnings per share, a dilutive effect would occur upon the exercise of the Warrants. For example, assuming the Registrant’s application to participate in the Program is approved, and the level of participation for Senior Preferred shares is at the high end of the 1% to 3% of risk-weighted assets range (e.g., $26.5 million), then the Warrants issued under the Program (i.e., 15% of $26.5 million) would represent only approximately $3.975 million worth of the Registrant’s common stock, or approximately 198,750 shares of common stock assuming (for illustrative purposes only) a $20.00 exercise price. This represents a maximum issuance of only 2.2% of the current issued and outstanding common stock. Accordingly, upon such issuance, the existing stockholders could experience as much as a 2.2% dilution in their earnings per share.
     The effect of the issuance of the Senior Preferred shares on earnings is indeterminable at this time because the Registrant has not yet determined how it intends to use such capital.
     As to book value per share, we believe that the only potential dilution could occur upon exercise of the Warrants. However, assuming that the exercise price of the Warrants exceeds the book value per share immediately prior to the exercise (book value per share being $13.62 as of the quarter ending September 30, 2008), which is a reasonable assumption given the fact that the exercise price is based upon a 20 trading day trailing average and trading prices generally exceed book value per share, the common stockholders would experience no dilutive effect. In fact, under such circumstances, the book value per share would actually increase as a result of the exercise of the Warrants.
3.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
     In response to this comment, the Amendment now contains a discussion under Proposal 1 entitled “Effect of Denial of Application to Participate in the Program.” As reported in the Registrant’s Form 10-Q for the period ending September 30, 2008, filed via EDGAR on November 7, 2008, the Registrant realized losses in its investment portfolio during the quarter due to write-downs related to trust-preferred securities and bank stock investments which were determined to be other-than-temporarily impaired under applicable accounting guidelines. The Amendment now describes the potential effect of the Registrant’s acquisition of capital under the Program on its liquidity and capital positions, and its results of operations.
     With respect to liquidity, while a significant benefit of participation in the Program is access to equity at relatively low cost, which the Registrant can then deploy as it deems necessary and appropriate, management believes that the Registrant currently has in place adequate resources to permit it to continue to meet its short-term and long-term obligations.
     With respect to capital resources, management believes that the Registrant currently exceeds the minimum requirements for being categorized as “well-capitalized” under applicable regulations, and will continue to do so for the foreseeable future. However, if Registrant experiences significant additional other-than-temporary impairment losses on its available-for-sale securities, or if economic conditions continue to worsen to the extent that loan losses or losses on other assets increase significantly from recent historical levels, such losses could significantly and adversely affect such capital ratios. The potential to raise capital at a relatively low cost under the Program is attractive for purposes of offsetting such potential losses in the future and maintaining Registrant’s well-capitalized status.
     With respect to results of operations, the Registrant’s access to the additional capital provided for under the Program could enable it to improve its profitability through increased lending, acquisitions or other means. Additionally, because Registrant’s earnings are significantly affected by the performance of its investment securities, should the Registrant continue to experience losses from its available-for-sale securities, primarily due to write-downs in trust-preferred securities, the additional capital could provide some protection against such losses.
     Additionally, we note that the Amendment incorporates by reference Part I of Registrant’s Form 10-Q for the period ending September 30, 2008, which describes in detail Registrant’s financial condition and the Registrant’s potential participation in the Program.
4.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.
     As a result of this comment, the Amendment now contains a discussion under Proposal 1 entitled “Amendments of Certain Executive Agreements; Waivers from Certain Senior Executive Officers.” In this discussion, Registrant discloses that it will adopt the standards for executive compensation and corporate governance contained in Section 111 of the Act, and that it may be required to revise or amend agreements with its executive officers in order to comply with the Act. That said, Registrant does not believe any such agreements are affected by Section 111 of the Act at this time.
5.	Please discuss how your participation in the Capital Purchase Program may:
•	impact the holders of any outstanding senior classes of your securities; and

•	require you to register for resale securities you have issued to the Treasury Department.
     As a result of this comment, the Amendment contains a discussion under Proposal 1 entitled “Shelf Registration Requirement,” which discloses the Registrant’s obligation to register the Senior Preferred and Warrants under the Securities Act of 1933.
     There is no senior class of securities authorized under Registrant’s articles of incorporation. Accordingly, the Program will not impact holders of any such securities.
6.	If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
     We believe this comment is now adequately addressed under the heading “Effect of Denial of Application to Participate in the Program.” For the reasons set forth therein, Registrant does not believe that the sale of securities to the Treasury will have a material impact on its financial statements.
     Finally, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of the enclosed documents by time stamping the additional copy of this cover letter enclosed herewith and returning it to the undersigned in the enclosed postage paid envelope.

Very truly yours, Rhoads & Sinon LLP
By:	/s/ Kenneth J. Rollins

Enclosures

cc:	Craig G. Litchfield, Chief Executive Officer (w/o encl.)
Mark A. Hughes, Chief Financial Officer (w/o encl.)
Charles J. Ferry, Esquire (w/o encl.)